November 28, 2007

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Mail Stop 6010

Attention: Kei Ino, Division of Corporate Finance

Re:	Senesco Technologies, Inc.
Item 4.01 Form 8-K/A
Filed November 20, 2007
File No. 001-31326

To Whom It May Concern:

This letter is submitted on behalf of Senesco Technologies, Inc. (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated November 21, 2007 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

Item 4.01(b)

Comment No. 1.  Please amend your filing to clearly state the appointment date of McGladrey & Pullen, LLP in accordance with Item 304(a)(2) of Regulation S-K.

RESPONSE:

We have amended our filing to disclose that we appointed McGladrey & Pullen, LLP effective November 19, 2007.

Comment No. 2.  To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

RESPONSE:

We have obtained and filed an updated Exhibit 16 letter from our former accountant which states that our former accountant agrees with the statements made in our revised Form 8-K.

** ** ** **

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing are responsive to the Staff’s Comment letter. If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (732) 296-8400.

Sincerely,

/s/ Joel Brooks
Joel Brooks
Chief Financial Officer